February 28, 2014

Via Edgar Correspondence

Steve Lo

Staff Accountant
Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

HK Battery Technology, Inc.

Form 8-K

Filed February 19, 2014

File No.  000-52636

Dear Sir or Madam:

This letter is in response to the comments contained in the Staff’s letter to HK Battery Technology, Inc. (the “Company”), dated February 20, 2014 (the “Staff’s Letter”), concerning the Company’s Current Report on Form 8-K (File No. 000-52636), (the “8-K”) filed with the Securities and Exchange Commission (the “Commission”). We filed an amendment to the 8-K (the “Amendment”) on February 27, 2014 incorporating and/or responding to the requested changes.

In addition, the Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in this letter and the filings referenced herein; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If  you have any questions please do not hesitate to contact the undersigned at (626) 683-7330, Bryan Wasser of Richardson & Patel LLP at (310) 208-1182 or by email at bwasser@richardsonpatel.com.

Sincerely,

HK BATTERY TECHNOLOGY, INC.

By: /s/ Jianguo Xu

      Jianguo Xu

      Chief Executive Officer

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